Fiscal 2023 First Quarter Ended 30 June 2022

Exhibit 99.4

Management’s Analysis of Results

This Management’s Analysis of Results forms part of a package of information about James Hardie Industries plc’s results. It should be read in conjunction with the other parts of this package, including the Media Release, the Management Presentation and the Condensed Consolidated Financial Statements. Except as otherwise indicated in this Management’s Analysis of Results, James Hardie Industries plc is referred to as “JHI plc.” JHI plc, together with its direct and indirect wholly-owned subsidiaries, are collectively referred to as “James Hardie,” the “Company,” “we,” “our,” or “us.” Definitions for certain capitalized terms used in this Management’s Analysis of Results can be found in the section titled “Non-GAAP Financial Measures.”
This Management’s Analysis of Results includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measures. Management has included such measures to provide investors with an alternative method for assessing its financial condition and operating results in a manner that is focused on the performance of its ongoing operations. These measures exclude the impact of certain legacy items, such as asbestos adjustments, or significant non-recurring items, such as asset impairments, restructuring expenses, as well as adjustments to tax expense. In addition, management provides an adjusted effective tax rate, which excludes the tax impact of the pre-tax special items (items listed above) and tax special items. Management believes that this non-GAAP tax measure provides an ongoing effective rate which investors may find useful for historical comparisons and for forecasting and is an alternative method of assessing the economic impact of taxes on the Company, as it more closely approximates payments to taxing authorities. Management uses such non-GAAP financial measures for the same purposes. These non-GAAP measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management’s Analysis of Results, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures.” In addition, this Management’s Analysis of Results includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies. Since James Hardie prepares its condensed consolidated financial statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Management’s Analysis of Results to the equivalent GAAP financial measure used in the Company's Condensed Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures.”
These documents, along with an audio webcast of the Management Presentation on 16 August 2022, are available from the Investor Relations area of our website at ir.jameshardie.com.au

Investor/Media/Analyst Inquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	1

CONSOLIDATED RESULTS

Overview

James Hardie Industries plc is a world leader in the manufacturing of fiber cement building solutions, and a market leader in fiber gypsum and cement-bonded boards in Europe. Our fiber cement building materials include a wide-range of products for both external and internal use across a broad range of applications. We have four reportable segments: North America Fiber Cement, Asia Pacific Fiber Cement, Europe Building Products and Research and Development.

1st Quarter Financial Highlights

US$ Millions (except per share data)	Three Months Ended 30 June
	FY23	FY22	Change
Net sales	$1,000.9	$843.3	19%
Gross margin (%)	33.9	36.5	(2.6 pts)
EBIT	221.3	183.0	21%
EBIT margin (%)	22.1	21.7	0.4 pts
Adjusted EBIT[1]	208.4	180.5	15%
Adjusted EBIT margin (%)[1]	20.8	21.4	(0.6 pts)
Net income	163.1	121.4	34%
Adjusted Net income[1]	154.3	134.2	15%
Earnings per share - diluted	$0.37	$0.27	37%
Adjusted earnings per share - diluted[1]	$0.35	$0.30	17%

[1] See section titled “Non-GAAP Financial Measures" for a reconciliation to the equivalent GAAP measure

•Net sales increased 19% to US$1,000.9 million on the strength of Price/Mix growth of 14% as we continue to execute our global strategy of driving high value product mix, combined with volume growth of 5%. Our Price/Mix is the result of 1) enabling our customers to drive an increase in revenue by selling more James Hardie products and, 2) marketing directly to homeowners to create demand for our high value products through our customers.
•Adjusted EBIT increased 15% to US$208.4 million with an adjusted EBIT margin of 20.8%. On a global basis, high input costs that included significant inflationary pressures were partially offset with the shift to a high value product mix and the continued execution of LEAN.

The Company's critical strategic initiatives remain unchanged and our global management team is committed to executing our strategies which include: (1) marketing directly to homeowners to accelerate demand creation, (2) penetrating and driving profitable growth in existing and new segments, and (3) commercializing global innovations by expanding into new categories. Additionally, we will continue to focus on driving high value products through our customers.

The first quarter consolidated results delivered strong results and organic growth above market while still demonstrating our commitment to investing significantly in marketing, innovation and talent.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	2

OPERATING RESULTS

North America Fiber Cement Segment

Operating results for the North America Fiber Cement segment were as follows:

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change
Volume (mmsf)	823.7	738.9	11%
Fiber cement net sales	740.1	577.1	28%
Gross profit			17%
Gross margin (%)			(3.1 pts)
EBIT	191.8	169.3	13%
EBIT margin (%)	25.9	29.3	(3.4 pts)

Q1 FY23 vs Q1 FY22

Net sales increased 28%, due to an increase in our Price/Mix of 17% and volume growth of 11%. The increase in our Price/Mix resulted from the continued execution of our strategy to drive a high value product mix combined with our January 2022 strategic pricing increase.

Gross margin decreased as a result of the following components:

Higher average net sales price	8.2	pts
Higher production and distribution costs	(11.3	pts)
Total percentage point change in gross margin	(3.1	pts)

Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin being increased costs of freight, pulp, natural gas, labor and cement.

SG&A expenses increased 33% as we continue to invest in marketing and talent. As a percentage of sales, SG&A expenses increased 0.3 percentage points.

EBIT margin decreased 3.4 percentage points to 25.9%, driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	3

OPERATING RESULTS

Asia Pacific Fiber Cement Segment

The Asia Pacific Fiber Cement segment is comprised of the following regions: (i) Australia; (ii) New Zealand; and (iii) the Philippines.

Operating results for the Asia Pacific Fiber Cement segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change
Volume (mmsf)	150.2	154.8	(3%)
Fiber cement net sales	142.8	141.8	1%
Gross profit			(3%)
Gross margin (%)			(1.3 pts)
EBIT	36.6	38.8	(6%)
EBIT margin (%)	25.6	27.4	(1.8 pts)

Operating results for the Asia Pacific Fiber Cement segment in Australian dollars were as follows:

A$ Millions	Three Months Ended 30 June
	FY23	FY22	Change
Volume (mmsf)	150.2	154.8	(3%)
Fiber cement net sales	200.1	184.1	9%
Gross profit			5%
Gross margin (%)			(1.3 pts)
EBIT	51.3	50.4	2%
EBIT margin (%)	25.6	27.4	(1.8 pts)

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	4

OPERATING RESULTS

Q1 FY23 vs Q1 FY22 (A$)

Net sales increased 9%, driven by Price/Mix growth of 12%, partially offset by lower volume of 3%. The growth in Price/Mix was attributable to price increases across all markets and the continued execution of our high value product mix strategy. Volume was adversely impacted by unusually high rainfall in Australia during Q1 FY23, which suppressed building activity.

The decrease in gross margin can be attributed to the following components:

Higher average net sales price	6.6	pts
Higher production and distribution costs	(7.9	pts)
Total percentage point change in gross margin	(1.3	pts)

Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin being increased costs of pulp and energy and higher freight costs.

SG&A expenses increased 13%, primarily driven by higher employee costs as we continue to invest in talent. As a percentage of sales, SG&A expenses increased 0.3 percentage points.

EBIT margin of 25.6% decreased 1.8 percentage points, driven by lower gross margin and higher SG&A expenses.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	5

OPERATING RESULTS

Europe Building Products Segment

The Europe Building Products segment is comprised of: (i) Europe Fiber Cement; and (ii) Europe Fiber Gypsum.

Operating results for the Europe Building Products segment in US dollars were as follows:

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change
Volume (mmsf)	229.4	246.9	(7%)
Fiber cement net sales	18.6	20.7	(10%)
Fiber gypsum net sales[1]	99.4	103.7	(4%)
Net sales	118.0	124.4	(5%)
Gross profit			(15%)
Gross margin (%)			(3.0 pts)
EBIT	12.1	16.3	(26%)
EBIT margin (%)	10.3	13.1	(2.8 pts)

[1]Also includes cement bonded board net sales

Operating results for the Europe Building Products segment in Euros were as follows:

€ Millions	Three Months Ended 30 June
	FY23	FY22	Change
Volume (mmsf)	229.4	246.9	(7%)
Fiber cement net sales	17.4	17.2	1%
Fiber gypsum net sales[1]	93.4	86.1	8%
Net sales	110.8	103.3	7%
Gross profit			(4%)
Gross margin (%)			(3.0 pts)
EBIT	11.4	13.5	(16%)
EBIT margin (%)	10.3	13.1	(2.8 pts)

[1]Also includes cement bonded board net sales

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	6

OPERATING RESULTS

Q1 FY23 vs Q1 FY22 (€)

Net sales increased 7% due to 14% growth in Price/Mix, partially offset by a 7% decrease in volume. Higher Price/Mix was driven by our strategic price increase along with our shift to a higher value mix in both our fiber cement and fiber gypsum product lines. The volume decrease was primarily due to lower fiber gypsum volumes as market activity decreased.

The decrease in gross margin is attributable to the following components:

Higher average net sales price	7.6	pts
Higher production and distribution costs	(10.6	pts)
Total percentage point change in gross margin	(3.0	pts)

Higher production and distribution costs resulted from significant inflationary pressures across almost all categories, with the largest impacts on gross margin being increased costs of natural gas, freight, paper, packaging costs and electricity.

SG&A expenses increased 6% primarily due to our continued investment in growth and marketing. As a percentage of sales, SG&A expenses decreased 0.1 percentage point.

EBIT margin of 10.3% decreased 2.8 percentage points primarily driven by lower gross margin.

General Corporate

Results for General Corporate were as follows:

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change %
General Corporate SG&A expenses	$23.7	$35.5	(33)
Asbestos:
Asbestos adjustments loss (gain)	(13.2)	(2.8)	(371)
AICF SG&A expenses	0.3	0.3	—
General Corporate costs	$10.8	$33.0	(67)

General Corporate SG&A expenses decreased US$11.8 million primarily due to lower stock compensation expenses.

Asbestos adjustments primarily reflect the non-cash foreign exchange re-measurement impact on asbestos related balance sheet items, driven by the change in the AUD/USD spot exchange rate from the beginning balance sheet date to the ending balance sheet date, for each respective period. In addition, these amounts are partially offset by gains and losses on foreign currency forward contracts related to future AICF payments.

Readers are referred to Note 6 of our 30 June 2022 condensed consolidated financial statements for further information on asbestos.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	7

OPERATING RESULTS

Interest, net

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change %
Gross interest expense	$9.9	$10.7	(7)
Capitalized interest	(0.8)	(0.5)	60
Interest income	(0.1)	—	100
Net AICF interest income	(0.2)	(0.1)	100
Interest, net	$8.8	$10.1	(13)

Interest, net decreased primarily due to lower interest expense on our Euro notes as a result of favorable Euro to USD exchange rates.

Income Tax

	Three Months Ended 30 June
	FY23	FY22	Change
Income tax expense (US$ Millions)	49.2	51.3	(4%)
Effective tax rate (%)	23.2	29.7	(6.5 pts)

Adjusted income tax expense[1] (US$ Millions)	44.9	35.9	25%
Adjusted effective tax rate[1] (%)	22.5	21.1	1.4 pts

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

The effective tax rate decreased 6.5 percentage points, primarily due to Asbestos and other tax adjustments.

The Adjusted effective tax rate increased 1.4 percentage points, primarily due to a change in the geographic mix of earnings.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	8

OPERATING RESULTS

Net Income

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change %
EBIT
North America Fiber Cement	$191.8	$169.3	13
Asia Pacific Fiber Cement	36.6	38.8	(6)
Europe Building Products	12.1	16.3	(26)
Research and Development	(8.4)	(8.4)	—
General Corporate[1]	(23.7)	(35.5)	33
Adjusted EBIT	208.4	180.5	15

Net income
Adjusted interest, net[1]	9.0	10.2	(12)
Other expense	0.2	0.2	—
Adjusted income tax expense[2]	44.9	35.9	25
Adjusted net income	$154.3	$134.2	15

[1]Excludes Asbestos-related expenses and adjustments [2]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos and other tax adjustments

Adjusted net income of US$154.3 million increased 15%, primarily driven by strong performance in North America and lower general corporate costs, partially offset by higher adjusted income tax expense.

1

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	9

OTHER INFORMATION

Cash Flow

US$ Millions	Three Months Ended 30 June
	FY23	FY22	Change	Change %
Net cash provided by operating activities	$153.6	$184.1	$(30.5)	(17)
Net cash used in investing activities	215.8	43.9	171.9	392
Net cash provided by (used in) financing activities	8.9	(240.0)	248.9	104
Significant sources and uses of cash during the first quarter of fiscal year 2023 include:
•Cash provided by operating activities:
◦Higher net sales and profitability led to net income, adjusted for non-cash items, of US$226.8 million;
◦Working capital increased by US$12.6 million, primarily due to higher inventory levels; and
◦Asbestos claims paid of US$28.6 million.
•Cash used in investing activities:
◦Capital expenditures of US$174.1 million, includes A$84.2 million for land purchased in Melbourne, Australia and North America capacity expansion project spend of US$64.3 million; and
◦AICF net investments of US$40.9 million.
•Cash provided by financing activities primarily includes US$10.0 million in net drawdowns on our revolving credit facility.

Capacity Expansion

As previously announced, we are investing in a transformational global capacity expansion program, including brownfield and greenfield expansions in all three regions. We continue to review the macro-economic conditions and the impacts on the housing markets we do business in as we plan and execute this global capacity expansion program.

During fiscal year 2023, we expect to commission the following assets/facilities:

North America
•Trim finishing capacity in Prattville, Alabama
•ColorPlus® finishing capacity in Westfield, Massachusetts

Asia Pacific
•Brownfield expansion in Carole Park, Australia

In addition, during fiscal year 2023, we expect to:

North America
•Purchase land for a future Greenfield site in the USA
•Continue construction of Sheet Machines #3 and #4 in Prattville, Alabama, executing against our original timeline

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	10

OTHER INFORMATION

Asia Pacific
•Begin construction of our Greenfield site in Melbourne, Victoria

Europe
•Purchase land for a future Greenfield site in Europe

We will continue to review and monitor the macro-economic conditions and the impacts on the housing markets we do business in as we plan and execute this global capacity expansion program. We continue to estimate the total investment to be between US$1.6 billion to US$1.8 billion.

Liquidity and Capital Allocation

Our cash position increased US$12.3 million, from US$125.0 million at 31 March 2022 to US$137.3 million at 30 June 2022. We also have US$542.8 million of available borrowing capacity under our revolving credit facility at 30 June 2022.

During fiscal year 2023, we will contribute A$160.4 million to AICF in quarterly installments; the first payment of A$39.7 million was made 1 July 2022.

Based on our existing cash balances, together with anticipated operating cash flows and unutilized credit facilities, we anticipate we will have sufficient funds to meet our planned working capital and other expected cash requirements for the next twelve months.

Capital Management

We periodically review our capital structure and capital allocation objectives and expect the following capital management focus in the short term:

•Preserve and enable strong liquidity position and financial flexibility;
•Invest in organic growth: capacity expansion, market driven innovation and marketing directly to the homeowner;
•Maintain leverage ratio of less than 2x; and
•Return capital to shareholders.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	11

NON-GAAP FINANCIAL TERMS

Financial Measures - GAAP equivalents
This document contains the financial statement line item EBIT, which is considered to be non-GAAP, but is consistent with the term used by Australian companies. Because we prepare our condensed consolidated financial statements under GAAP, the equivalent GAAP financial statement line item description used in our condensed consolidated financial statements is Operating income (loss).

EBIT – Earnings before interest and tax.
EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales.

Non GAAP Financial Terms

This Management’s Analysis of Results includes certain financial information to supplement the Company’s condensed consolidated financial statements which are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures include:

•	Adjusted EBIT;
•	Adjusted EBIT margin;
•	Adjusted interest, net;
•	Adjusted net income;
•	Adjusted diluted earnings per share;
•	Adjusted income before income taxes;
•	Adjusted income tax expense; and
•	Adjusted effective tax rate
These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s condensed consolidated financial statements prepared in accordance with GAAP. In evaluating these financial measures, investors should note that other companies reporting or describing similarly titled financial measures may calculate them differently and investors should exercise caution in comparing the Company’s financial measures to similar titled measures by other companies.

Definitions
AFFA – Amended and Restated Final Funding Agreement
AICF – Asbestos Injuries Compensation Fund Ltd

Sales Volume

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Price/Mix – The percentage growth in revenue attributable to price increases and shift in mix of products sold. Price/Mix is calculated as the Net Sales growth percentage less the Volume growth percentage.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	12

NON-GAAP FINANCIAL MEASURES

Financial Measures - GAAP equivalents

Adjusted EBIT

US$ Millions	Three Months Ended 30 June
	FY23	FY22
EBIT	$221.3	$183.0
Asbestos:
Asbestos adjustments loss (gain)	(13.2)	(2.8)
AICF SG&A expenses	0.3	0.3
Adjusted EBIT	$208.4	$180.5
Net sales	1,000.9	843.3
Adjusted EBIT margin	20.8%	21.4%

Adjusted interest, net

US$ Millions	Three Months Ended 30 June
	FY23	FY22
Interest, net	$8.8	$10.1

AICF interest income, net	(0.2)	(0.1)
Adjusted interest, net	$9.0	$10.2

Adjusted net income

US$ Millions	Three Months Ended 30 June
	FY23	FY22
Net income	$163.1	$121.4
Asbestos:
Asbestos adjustments loss (gain)	(13.2)	(2.8)
AICF SG&A expenses	0.3	0.3
AICF interest income, net	(0.2)	(0.1)
Tax adjustments[1]	4.3	15.4
Adjusted net income	$154.3	$134.2

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	13

NON-GAAP FINANCIAL MEASURES

Adjusted diluted earnings per share

	Three Months Ended 30 June
	FY23	FY22
Adjusted net income (US$ millions)	$154.3	$134.2
Weighted average common shares outstanding - Diluted (millions)	445.9	445.7
Adjusted diluted earnings per share	$0.35	$0.30

Adjusted effective tax rate

US$ Millions	Three Months Ended 30 June
	FY23	FY22
Income before income taxes	$212.3	$172.7
Asbestos:
Asbestos adjustments loss (gain)	(13.2)	(2.8)
AICF SG&A expenses	0.3	0.3
AICF interest income, net	(0.2)	(0.1)
Adjusted income before income taxes	$199.2	$170.1

Income tax expense	49.2	51.3
Tax adjustments[1]	(4.3)	(15.4)
Adjusted income tax expense	$44.9	$35.9
Effective tax rate	23.2%	29.7%
Adjusted effective tax rate	22.5%	21.1%

[1]Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	14

FORWARD-LOOKING STATEMENTS

This Management’s Analysis of Results contains forward-looking statements. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪statements about the Company’s future performance;
▪projections of the Company’s results of operations or financial condition;
▪statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;
▪expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;
▪expectations concerning the costs associated with the significant capital expenditure projects at any of the Company’s plants and future plans with respect to any such projects;
▪expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;
▪expectations concerning dividend payments and share buy-backs;
▪statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;
▪uncertainty from the discontinuance of LIBOR and transition to any other interest rate benchmark;
▪statements regarding the effect and consequences of the COVID-19 public health crisis;
▪statements regarding tax liabilities and related audits, reviews and proceedings;
▪statements regarding the possible consequences and/or potential outcome of legal proceedings brought against us and the potential liabilities, if any, associated with such proceedings;
▪expectations about the timing and amount of contributions to AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
▪expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;
▪statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and
▪statements about economic or housing market conditions in the regions in which we operate, including but not limited to, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 17 May 2022, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former Company subsidiaries; required contributions to AICF, any shortfall in AICF funding and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; use of accounting estimates; risk and uncertainties arising out of the COVID-19 public health crisis, including the impact of COVID-19 on our business, sales, results of operations and financial condition and all other risks identified in the Company’s reports filed with Australian, Irish and US securities regulatory agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those referenced in the Company’s forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligation to update any forward-looking statements or information except as required by law.

Management's Analysis of Results: James Hardie - 1st Quarter Fiscal Year 2023	15